April 4, 2006

George Lichter
Chief Executive Officer
InfoSearch Media, Inc.
4086 Del Rey Avenue
Marina Del Rey, CA 90292

Re: InfoSearch Media, Inc.
Amendment No. 2 to Form SB-2
Filed on March 23, 2006
File No. 333-126654

Dear Mr. Lichter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reissue comment 2 in part. We note the supporting documentation you provided in response to comments 7, 32, 33, 44, 48, and the last three bullets of comment 4 was unmarked. Please provide us with supporting documentation for these comments that is clearly marked to indicate the exact location within the document of the information that you believe is supportive of your assertions or strike these assertions from the prospectus.

Revenues, page 18

2.   Please revise to briefly discuss the reasons for growth of ArticleInsider and the increased
        sales and licenses of ContentLogic.

Cost of Revenues and Gross Profit, page 18

3.   In the first three paragraphs on page 19, you provide a slightly different reason for the
        change in gross profits and gross margins in each paragraph. Please advise us why your
        explanation for the change in your gross profits and gross margins are not exactly the
        same and revise to consolidate the repetitive disclosure in the three paragraphs. Also,
        please separately quantify the increase in gross profit and gross margin attributed to each
        cause you cite.

4.   In the first paragraph on page 19, you state that the "increase for the year ended
        December 31, 2005 over the year ended December 31, 2004 in the gross profit is mainly
        due to the increased emphasis on content sales through the ContentLogic program, the
        development of the affiliate network, lower costs of content development, introduction of
        revenue streams from new products and a change in accounting policy." Please revise to
        discuss in more detail how you lowered costs as a result of the development of the
        affiliate network.

5.   In the first paragraph on page 19, you state that "with sales of ContentLogic, we receive
        more gross margin profit upon delivery and acceptance than in the licensing model,
        where the payments are stretched out over the period of the license." Please advise us
        how you increased your margins by recognizing the ContentLogic revenue and expense
        upon delivery, as opposed to recognizing the license revenue and expenses over a longer
        period of time, or revise as necessary.

Liquidity and Capital Resources, page 20

6.   Please revise your discussion to describe the underlying drivers impacting the changes for
        all of the noted balance sheet balances. Simply identifying the percent or dollar changes
        does not provide a sufficient basis to analyze your liquidity and capital resources.

Business

ArticleInsider, page 21

7.   Please revise to describe the affiliate program in more detail. Currently, it is not clear
        how this program supplements the traffic received on the ArticleInsider website. Also,
        discuss how the affiliate program increased revenues and gross profit in 2005, as stated in
        your MD&A section.

Executive Compensation, page 31

8.   Please provide a footnote to the summary compensation table to disclose the vesting
        schedule for Mr. Knuettel's restricted stock. Refer to Instruction 1.b to Item
        402(b)(2)(iv) of Regulation S-B. Also, please tell us why the number of shares
        underlying the options granted to Mr. Lazuka in 2004 is less than 600,000 shares
        disclosed on page 32.

9.   Please provide the option grants table required by Item 402(c) of Regulation S-B. We
        note that the summary compensation table indicates that you granted options to Mr.
        Knuettel and Mr. Bakst in 2005. Also provide the LTIP Awards table required by Item
        402(e) or tell us why it is not applicable to your filing.

Employment Agreements, page 32

10.   Please disclose the expiration date of the Lichter Employment Agreement and the
        Knuettel Employment Agreement. Also, please clarify whether there is any provision to
        increase or otherwise adjust Mr. Lichter's salary under the terms of his agreement.
        Finally, please revise the last paragraph in this section to disclose the date of your
        agreements with Kelly Bakst and David Gagne and clarify whether there are any
        provisions for bonuses under those agreements. We note that both of them received a
        bonus in 2005.

2004 Stock Option Plan, page 33

11.   On page 39 of Amendment No. 1 to this Form SB-2, you state that as of December 31,
        2005 there were 2,937,169 shares issued and outstanding under your 2004 Stock Option
        Plan. You also note on page 33 of this amendment that as of February 28, 2006 there
        were still 2,937,169 shares issued and outstanding under your 2004 Stock Option Plan.
        On page F-16, you note that as of December 31, 2005 there were 3,278,141 options
        outstanding under the 2004 Stock Option Plan and that none of these options have been
        exercised. Please advise us how, as of December 31, 2005, there were 2,937,169 shares
        issued and outstanding under the 2004 Stock Option Plan if none of the options have
        been exercised or revise as necessary.

Experts, page 40

12.   We note that your financial statements for the year ended December 31, 2004 were
        audited by Sherb & Co., LLP and your financial statements for the year ended December
        31, 2005 were audited by Singer Lewak Greenbaum & Goldstein, LLP. Please revise to
        include the disclosure required by Item 304 of Regulation S-B.

Item 26. Recent Sales of Unregistered Securities, page II-2

13.   Please revise the penultimate paragraph to include all of the applicable disclosure
        required by Item 701 of Regulation S-B. Your disclosure should include, but not be
        limited to, the exemption from registration and the facts relied upon to make the
        exemption available and the exercise price at which the options were granted at.

14.   We note on page F-16 that as of December 31, 2005 there are 3,278,141 options
        outstanding under your 2004 Stock Option Plan. Please advise us why it appears you
        only disclosed 2,014,500 of the options (600,000 and 1,414,500) in this section.

15.   Please revise the third to last paragraph of this section to disclose the exemption from
        registration and the facts relied upon to make the exemption available. Refer to Item 701
        of Regulation S-B.

Financial Statements

16.   Please update the audit opinions disclosed to include the electronic signatures of your
        auditors.

Note 8 Stockholders' Deficit

17.   We note the issuance of 150,000 options with a strike price of $3.25 is not included in the
        table for options as outstanding or exercised. Please tell us why the options are not
        included within the table on page F-16.

Item 27. Exhibit Index, page II-5

18.   You list Exhibit 23.1 as the Consent of Sherb & Co., LLP. We note that Exhibit 23.1
        filed on EDGAR with this amendment is the consent of Singer Lewak Greenbaum &
        Goldstein, LLP. Please revise the Exhibit Index to include the consents of both Sherb &
        Co., LLP and Singer Lewak Greenbaum & Goldstein, LLP. Also, please provide us with
        an updated consent from Sherb & Co., LLP.

Exhibits

19.   Please file all exhibits as promptly as possible. We will review the exhibits prior to
        granting effectiveness of the registration statement, and may have further comments upon
        our review.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jamie Webster, Accountant, at (202) 551-3446 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Christopher Dillon, Esq. (*via facsimile*)